UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

04011630

March 5, 2004

James Earl Parsons
Counsel
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

| | |
|---|---|
| Act: | 1934 |
| Section: | |
| Rule: | 14A-8 |
| Public Availability: | 3/5/2004 |

Re: Exxon Mobil Corporation
Incoming letter dated January 20, 2004

Dear Mr. Parsons:

This is in response to your letters dated January 20, 2004 and March 4, 2004 concerning the shareholder proposal submitted to ExxonMobil by the Sierra Club. We also have a received a letter from the proponent dated March 2, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.



Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Larry Fahn
Sierra Club President
311 California Street, Suite 510
San Francisco, CA 94104

**Exxon Mobil Corporation**
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1432 Facsimile
james.e.parsons@exxonmobil.com

**James Earl Parsons**
Counsel

March 4, 2004

**<u>VIA Fax and Network Courier</u>**
U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

RE: <u>Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8</u>
Omission of Shareholder Proposal Regarding Political Contributions Report

Gentlemen and Ladies:

We wish to respond briefly to the letter dated March 2, 2004, from the Sierra Club, responding to ExxonMobil's original letter dated January 20, 2004, regarding the Sierra Club's shareholder proposal requesting a political contributions report. Specifically, we wish to re-emphasize the argument made in our original letter that the proposal has been substantially implemented.

The proponent acknowledges in its March 2 letter that information concerning ExxonMobil's political contributions and engagement in the political process is already available to shareholders and the public through ExxonMobil's website as well as other sources. In fact, the proponent does not cite a single example of any information requested by their proposal that is not already provided by ExxonMobil. Rather, the proponent's argument under Rule 14a-8(i)(10) focuses solely on the fact that ExxonMobil makes this information public primarily through its website, rather than in the form of a separate "report". To quote the proponent's letter: "[t]he Sierra Club's shareholder proposal, however, does not request that the information be made public. The proposal requests that the Company **submit a report to shareholders** [emphasis in the original]."

ExxonMobil's Citizen Action Team website is a comprehensive, organized site that presents extensive information about ExxonMobil's political contributions and engagement in the political process in one convenient location. Although we note that extensive information is also available through government filings, we believe the website alone substantially implements the proposal. By the proponent's own argument, the shareholder proposal is limited to a question of presentation format (i.e., that the information should be provided in a "report" rather than through a dedicated section of our website). A difference in the precise form in which information is presented does not defeat substantial implementation under Rule 14a-8(i)(10). See in particular Exxon Mobil Corporation (available January 24, 2001) (date mistakenly given as January 21, 2001 in our original letter), in which the existence of a special website containing information on the topic in question supported substantial implementation of a proposal requesting a "report" on a particular project. See also E. I. Du Pont de Nemours and Company (available February 14, 1995); The Boeing Company (available Feb. 7, 1994); Houston Industries Inc. (available Apr. 21, 1988); and Houston Industries Inc. (available April 10, 1987), supporting the view that a requested report need not be provided in the exact form requested to satisfy Rule 14a-8(i)(10).

Also, to the extent the proposal relates to the form of our disclosure rather than the substance, the proposal deals with ordinary business under Rule 14a-8(i)(7).

If you have any questions or require additional information, please contact me directly at 972-444-1478. In my absence, please contact Lisa K. Bork at 972-444-1473.

Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed postage-paid envelope. In accordance with SEC rules, I also enclose five additional copies of this letter and the enclosures. A copy of this letter and the enclosures is being sent to the proponent and to each co-sponsor.

Sincerely,

James Earl Parsons

JEP/dl

c : Mr. Larry Fahn, President
Sierra Club
85 Second Street, Second Floor
San Francisco, CA 94105-3441

SIERRA CLUB
FOUNDED 1892

March 2, 2004

**VIA Fax (202) 942-9582 and FedEx**

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

RE: Request by ExxonMobil Corporation to omit shareholder proposal submitted by the Sierra Club

Dear Madam/Sir,

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the Sierra Club submitted a shareholder proposal (the "Proposal") to ExxonMobil Corporation ("ExxonMobil" or the "Company"). The Proposal requests that ExxonMobil prepare and submit to shareholders of the Company a report containing (a) its policies governing its political contributions, (b) corporate resources contributed to specified persons and organizations, (c) the business rationale for each political contribution, and (d) the person or persons responsible for making decisions regarding each political contribution.

Enclosed please find ExxonMobil's letter dated January 20, 2004 (the "No Action Request"). ExxonMobil argues that the Proposal is excludable under Rule 14a-8(i)(10) as substantially implemented, Rule 14a-8(i)(11) as substantially duplicative, and Rule 14a-8(i)(7) as relating to ordinary business. The Sierra Club respectfully objects to ExxonMobil's interpretation of Securities Exchange Act of 1934 – Section 14 (a); Rule 14a-8 and finds each of these contentions to lack merit.

Proposal has not been substantially implemented.

ExxonMobil (the "Company") asserts that the Sierra Club's Shareholder Proposal for a Campaign Finance Disclosure Report has been substantially implemented because the information that the Sierra Club requests be included

85 Second Street, Second Floor San Francisco, CA 94105-3441 TEL: [415] 977-5500 FAX: [415] 977-5799 www.sierra club.org

in a report to shareholder is already public information, accessible on the company's Citizen Action Team website as well as via the Federal Election Commission. The Sierra Club was aware of the public availability of some of the requested information, as information cited in our supporting statement was obtained from the public domain.

The Sierra Club's shareholder proposal, however, does not request that the information be made public. The proposal requests that the Company **submit a report to shareholders**. While it is true that shareholders will be able to find some information about the company's political action committees if they go searching, we believe the information that we requested is of a nature so important that it must be provided to the shareholders, much as other proprietary information is provided to shareholders in the Company's annual report.

The premise of ExxonMobil's argument, we believe, is that the Company need not publish a report to shareholders because the information is obtainable. A report to shareholders, however, serves a separate purpose of giving shareholders the tools they need to make informed decisions about the future of the Company.

<u>Proposal does not substantially duplicate another proposal.</u>

The Company contends that the Sierra Club's resolution duplicates that of Ms. Evelyn Davis ("Davis"). While the full content of the Sierra Club's Resolved clause requests a report to shareholders, Davis' resolution does not, request any kind of report. However, the Company's No Action request writes, "The Davis proposal asks the company to avoid partisanship in the area of political contributions and to provide quarterly reports to shareholders of its avoidance of certain partisan activities". We find this to be a specious argument on the part of the Company, because the Resolved clauses - the binding component of each resolution - are substantially different. The Sierra Club's resolution does not ask the Company to avoid political nonpartisanship in the area of political contributions, rather it asks for a report to shareholders on its political activities so the shareholders can assess management's decisions. Furthermore, Davis' resolved statement does not ask the company to provide quarterly reports to shareholders, rather the "Reasons" section of Davis's proposal cites a newspaper article which reads, " And if the Company did not engage in any of the above practices, to disclose this to ALL shareholders in each quarterly report." The mention of a report in a quoted article does not equate to requesting ExxonMobil to submit a report to shareholders. Quite separately from requesting a report, Ms. Davis' proposal asks the company to avoid certain practices, including:

a. The handling of contribution cards of a single political party to an employee by a supervisor.

b. Requesting an employee to send a political contribution to an individual in the Corporation for a subsequent delivery as part of a group of contributions to a political party or fundraising committee.

c. Requesting an employee to issue personal checks blank as to payee for subsequent forwarding to a political party, committee or candidate.

d. Using supervisory meetings to announce that contribution cards of one party are available and that anyone desiring cards of a different party will be supplied one on request to his supervisor.

e. Placing a preponderance of contribution cards of any one party at mail station locations".

Requesting that the above-stated activities be refrained from, cannot, in our view, be construed as materially duplicated by the Sierra Club's proposal calling for a report to shareholders. The Sierra Club resolved statement requests that the Company prepare and submit to shareholders of the Company a separate report, updated annually, containing information regarding general political activities.

<u>Proposal extends beyond ordinary business.</u>

In Citigroup Inc. ("Citigroup") (January 27, 2004) and The Chubb Corporation ("Chubb") (January 27, 2004) the Staff found that Citigroup and Chubb could not exclude shareholder resolutions that request that the respective companies prepare and submit to shareholders a report, updated annually, containing the following:

a. Policies for political contributions made with corporate funds, political action committees sponsored by the Company, and employee political contributions solicited by senior executives of the Company. This shall include, but not be limited to, policies on contributions and donations to federal, state, and local political candidates, including any foreign candidates, political parties, political committees, elected officials and other political entities organized and operating under 26 U.S.C. Sec. 527;

b. An accounting of the Company's resources including property and personnel contributed or donated to any of the persons and organizations described above;

c. A business rationale for each of the Company's political contributions or donations; and

d. Identification of the person or persons in the Company who participated in making the decisions to contribute or donate.

The Sierra Club's resolution extends beyond ordinary business and into the realm of shareholder concern. Political Action Committee money influences national energy policy, though, as the General Accounting Office is quoted in our resolution's supporting statement, "The extent to which submissions from any of these stakeholders were solicited, influenced policy deliberations or were incorporated into the final report is not something that we can determine based on the limited information at our disposal". (http://stacks.msnbc.com/news/957178.asp?0cv=CB10)

As indicated by the above quote sourced from MSNBC.com, the mainstream press continues to cover campaign finance related issues with great interest. We believe it is self-evident that shareholder access to an internal campaign finance disclosure report cannot be dismissed as mundane and thereby excludable under Rule 14a-8(i)(7).

To conclude, ExxonMobil Corporation is not entitled to exclude the Proposal in reliance on Rule 14a-8(i)(10)(11)(7). If you have any questions, please contact Larry Fahn or Kate Truka at (415) 391-3246. For the purpose of expediency, and to avoid delayed responses in the future, please send all further correspondence to the following address, instead of the address listed on the letterhead:

**Larry Fahn**
**Sierra Club President**
**311 California Street, Suite 510**
**San Francisco, CA 94104**

The Sierra Club appreciates the opportunity to assist Staff in this matter. Thank you.

Very truly yours,

Kate Truka on behalf of Larry Fahn

Kate Truka (Assistant) on behalf of
Sierra Club President Larry Fahn

LF:kt

Enclosures (3):
ExxonMobil Corporation's No Action Request
The Sierra Club's Shareholder Proposal
Evelyn Davis' Shareholder Proposal

cc. James Earl Parsons
Counsel
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

**Exxon Mobil Corporation**
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1432 Facsimile
james.e.parsons@exxonmobil.com

**James Earl Parsons**
Counsel

RECEIVED
2004 JAN 21 AM 11: 10

ExxonMobil

January 20, 2004

**VIA Network Courier**
U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

RE: Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8
Omission of Shareholder Proposal Regarding Political Contributions Report

Gentlemen and Ladies:

Enclosed as Exhibit 1 are copies of correspondence between the Sierra Club and Exxon Mobil Corporation regarding a shareholder proposal for ExxonMobil's upcoming annual meeting. We intend to omit the proposal from our proxy material for the meeting for the reasons explained below. To the extent this letter raises legal issues, it is my opinion as counsel for ExxonMobil.

Proposal has been substantially implemented.

The proposal requests a report to shareholders concerning ExxonMobil's policies for political contributions, an accounting of contributions made, a business rationale for each contribution, and identification of individuals who participate in the decision-making process for contributions.

ExxonMobil already makes available to the public a wealth of information concerning our engagement in the political and legislative process related to our business, as well as the activities of the ExxonMobil Political Action Committee (PAC). In fact, we have a special site devoted to this topic at www.exxonmobil.com/CAT. A sample of the materials available on both our Citizen Action Team and general website is attached as Exhibit 2. This material includes our position on key issues; information about the purpose and operations of our PAC; and a report of PAC contributions for the most recent (2001-2002) election cycle. The material also includes a specific response to statements such as those made in the supporting statement for the proposal alleging that ExxonMobil inappropriately influences decisions by the current administration.

In addition to the material we publish on our website, we are subject to extensive requirements to file public reports in connection with political contributions and lobbying activity. For example, in accordance with U.S. law ExxonMobil's PAC files monthly reports of receipts and disbursements with the Federal Election Commission, and pre- and post-election reports. All political contributions over $200 are shown in public information made available by the FEC.[1] ExxonMobil also submits semi-annual reports to Congress under the Lobbying Disclosure Act of 1995, which are also publicly available.

Canada is the only country outside the U.S. where an ExxonMobil affiliate makes political contributions. These contributions are made by Imperial Oil Limited, in which ExxonMobil owns an approximately 70% interest. The remaining 30% of Imperial is publicly traded. Imperial makes its own decisions regarding political contributions, but we understand that reports regarding Imperial's contributions are published in Canada by the Chief Electoral Officer.

In short, the substantive information called for by the proposal has already been made public and the proposal may therefore be omitted under Rule 14a-8(i)(10). See Exxon Mobil Corporation in (available January 21, 2001) (proposal requesting report on Chad-Cameroon Pipeline omitted under Rule 14a-8(i)(10) where, among other facts, company maintains special website containing extensive information on the project).

To the extent the proposal requests additional detail or a different manner of presentation of this information, the proposal seeks disclosure of ordinary business matters (such as assignments of personnel and the rationale for individual minor expenditures) and may be omitted under Rule 14a-8(i)(7). See Pfizer Inc. (available January 7, 2004) (proposal regarding communications with board and management in matters related to ordinary business excludable under 14a-8(i)(17); Dominion Resources, Inc. (available October 7, 1997) (permitting omission of a proposal relating to presentation of disclosure in reports to shareholders).

Proposal substantially duplicates another proposal.

Attached as Exhibit 3 is a copy of a shareholder proposal regarding political contributions submitted by Ms. Evelyn Davis for ExxonMobil's 2004 annual meeting (the "Davis proposal"). We received the Davis proposal on July 1, 2003, over five months before we received the Sierra Club proposal on December 17, 2003. We are not contesting the Davis proposal, which will be included in ExxonMobil's proxy statement for the 2004 meeting. The Sierra Club proposal may therefore be omitted under Rule 14a-8(i)(11) because it substantially duplicates the Davis proposal.

---

[1] Under U.S. law, it is not legal for corporations to make campaign contributions to candidates for federal office. It is permitted, subject to disclosure and other requirements, for employees to participate voluntarily in ExxonMobil's PAC.

The Davis proposal asks the company to avoid partisanship in the area of political contributions and to provide quarterly reports to shareholders of its avoidance of certain partisan activities. The Sierra Club proposal similarly requests a report regarding political contributions on the premise that the company has behaved improperly or should not attempt to influence the political process. Both proposals address substantially the same issue: political partisanship. The Davis proposal notes a potential for "embarrassing entanglements" relative to the company's dealings "with a great number of governmental units, commissions, and agencies." Similarly, the Sierra Club proposal voices a concern over a "perception that government contracts or weakening of regulations are a reward for campaign contributions," and suggests that ExxonMobil "dictate[s] the Administration's energy policy behind closed doors ...."

Since the subject matter of the two proposals -- that the company should not be involved in pursuit of its own interests in the political or legislative process, especially in the face of alleged negative public perceptions -- is the same, the later-received proposal may be omitted under Rule 14a-8(i)(11). For this purpose, the staff considers the overall substantive concern raised by the proposal as the essential factor, rather than any specific language or proposed corporate actions. See Great Lakes Chemical Corporation (available February 22, 1996) (proposal seeking report on methyl bromide production substantially duplicates proposal to cease methyl bromide production). See also Eastman Chemical Company (available February 9, 1998) and General Electric Company (available February 22, 1996).

Proposal relates to ordinary business.

As an energy company, ExxonMobil's business is subject to a high degree of federal, state, and local regulation. Exploration and production operations often involve government-owned property, and require government licenses and royalty agreements. Oil and gas taxation is a field of specialization unto itself. Environmental regulation touches virtually every aspect of the oil and gas business, from rules designed to limit the impact of seismic exploration on wildlife; to requirements for remediation of production sites; to extensive permitting, "new source review" and de-sulfurization requirements for oil refineries; to rules concerning the content of motor fuels. Even the transportation of oil, gas, and petrochemicals is subject to oversight by a variety of specialized government agencies depending upon the means of transport (truck, pipeline, or ship). Government laws and policies also impact our business indirectly, such as when alternative energy sources are subsidized. In short, to operate in the energy business ExxonMobil must, to the extent lawfully permitted, be involved in the political and legislative process at many levels.

Proposals relating to a company's involvement in the legislative process may be excluded under Rule 14a-8(i)(7) when such activities relate directly to the company's ordinary business. See NiSource Inc. (available March 22, 2002), allowing omission of a proposal to eliminate the company's political action committee as relating to the company's ordinary business operations (i.e., political activity relating to NiSource's products of services). NiSource noted in its letter that, as an energy/utility company, a substantial portion of its operating income is derived from activities subject to regulation and therefore part of the company's ordinary course of business must be to interact with government officials at the federal, state and local levels. The same argument applies to ExxonMobil.

Moreover, although the "Resolved" clause of the proposal speaks of political contributions generally, the supporting statement makes clear that the concern of the proposal is ExxonMobil's involvement in the political or legislative process relative to recent energy policy legislation. Specifically, the proposal refers to the allegedly "controversial role of energy companies, such as Exxon Mobil, in the formation of energy policy as part of the Cheney Energy Task Force under the current presidential administration." Obviously, energy policy is a matter of direct relevance to ExxonMobil's day to day operations as an energy company. Proposals relating to a company's involvement in the political or legislative process with respect to a particular aspect of the company's operations have also been held excludable under a long line of Rule 14a-8(i)(7) letters. See, for example, International Business Machines Corporation (available January 21, 2002) (proposal relating to company report on employee health benefits in context of national health insurance policy initiatives appears directed at involving IBM in the political or legislative process relating to an aspect of IBM's operations); and Niagara Mohawk Holdings Inc. (available March 5, 2001) (proposal relating to impact of national pension-related proposals a matter related to company's ordinary business operations).

For the staff's information, a total of 18 shareholder proposals were submitted to ExxonMobil this year. Depending on the outcome of ongoing dialogue with various proponents, we expect to submit between eight and 10 no-action letter requests. ExxonMobil will only submit letters where we believe good grounds for omission of the proposal in its entirety exist. Accordingly, we have elected not to submit letters this year taking issue with particular false or misleading statements that may be contained in the supporting statements for shareholder proposals. We will instead address those issues to the extent necessary in our proxy statement responses.

If you have any questions or require additional information, please contact me directly at 972-444-1478. In my absence, please contact Lisa K. Bork at 972-444-1473.

Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed postage-paid envelope. In accordance with SEC rules, I also enclose five additional copies of this letter and the enclosures. A copy of this letter and the enclosures is being sent to the proponent and to each co-sponsor.

Sincerely,

James Earl Parsons

James Earl Parsons

JEP/dl

c w/enc: Mr. Larry Fahn, President
Sierra Club
85 Second Street, Second Floor
San Francisco, CA 94105-3441

SHAREHOLDER RELATIONS

**EXHIBIT 3**

JUL 0 1 2003

NO. OF SHARES 400

DISTRIBUTION: PTM; DLT; DGH; SMD; FLR; REG; JEP; LKB

EVELYN Y. DAVIS
EDITOR
HIGHLIGHTS AND LOWLIGHTS
WATERGATE OFFICE BUILDING
2600 VIRGINIA AVE. N.W. SUITE 215
WASHINGTON, DC 20037

(202) 737-7755 OR
(202) 338-8989

CERTIFIED RETURN RECEIPT REQUESTED

Lee Raymond, CEO
EXXON MOBIL
Irving, Texas 75039

June 25, 2003

Dear Lee:

This is a formal notice to the management of Exxon Mobil that Mrs. Evelyn Y. Davis, who is the owner of 400 shares of common stock plans to introduce the following resolution at the forthcoming Annual Meeting of 20 04. I ask that my name and address be printed in the proxy statement, together with the text of the resolution and reasons for its introduction. I also ask that the substance of the resolution be included in the notice of the meeting:

RESOLVED: "That the stockholders of Exxon Mobil assembled in Annual Meeting in person and by proxy, hereby recommend that the Corporation affirm its political non-partisanship. To this end the following practices are to be avoided:

"(a) The handing of contribution cards of a single political party to an employee by a supervisor.

"(b) Requesting an employee to send a political contribution to an individual in the Corporation for a subsequent delivery as part of a group of contributions to a political party or fund raising committee.

"(c) Requesting an employee to issue personal checks blank as to payee for subsequent forwarding to a political party, committee or candidate.

"(d) Using supervisory meetings to announce that contribution cards of one party are available and that anyone desiring cards of a different party will be supplied one on request to his supervisor.

"(e) Placing a preponderance of contribution cards of one party at mail station locations."

REASONS: "The Corporation must deal with a great number of governmental units, commissions and agencies. It should maintain scrupulous political neutrality to avoid embarrassing entanglements detrimental to its business. Above all, it must avoid the appearance of coercion in encouraging its employees to make political contributions against their personal inclination. The Troy (Ohio) News has condemned partisan solicitation for political purposes by managers in a local company (not Exxon Mobil )." "And if the Company did not engage in any of the above practices, to disclose this to ALL shareholders in each quarterly report." "Last year the owners of ......*shares voted FOR this resolution, representing approximately 6.4% of shares voting.

"If you AGREE, please mark your proxy FOR this resolution."

Sincerely,

Mrs. Evelyn Y Davis

......*Please insert correct figure

Mrs. Evelyn Y. Davis

CC: SEC in D.C.

Lee: Please acknowledge receipt of this resolution YOURSELF.

**EXHIBIT 2**

ExxonMobil
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ExxonMobil Home


108th
Congress

The ExxonMobil Citizen Action Team expected 2002 to be a challenging year and that |
We can expect many of the issues raised in 107th Congress to resurface in the 108th C
details>>

## National Energy Policy

On July 31, the U.S. Senate passed comprehensive energy policy legislation, 84-14. S
used last year's Senate-passed energy bill (S. 517) as the base of the legislation after
threatened to derail passage of a Senate bill and, ultimately, a conference with the Hou
Representatives this year. Full details>>

### *CALL TO ACTION - Climate Stewardship Act of 2003*

Later this month, Senators Joe Lieberman (D-CT) and John McCain (R-AZ) are expected to introduce S. 139, the Climate Stewardship Act of 2003, which would mandate reductions in greenhouse gas emissions. This legislation would take the United States down the same path as implementing the Kyoto Protocol, which the federal Energy Information Administration estimates could cost American consumers more than $400 billion annually, could result in the loss of millions of jobs, and would have little impact on climate change. With S. 139's potential to convey tremendous cost to consumers and little, if any, benefit to the environment, we ask that you consider contacting your senators and urging them to oppose S. 139. Take Action Now>>
Full details>>

### *ExxonMobil's Position*

ExxonMobil supports a long-term and comprehensive energy policy that would include measures for increased domestic oil and gas production to enhance our nation's energy security, while addressing the need for conservation and energy efficiency.

### *Energy Policy Fact Sheets*

Familiarize yourself with key issue
national energy policy debate in C

- ANWR
- Mandatory reporting of gre (GHG) emissions
- Federal RFG Oxygen Man
- Fuels and Vehicles for the
- Accelerated Recovery of D
- Recovery of G & G Expens
- PURPA and Combined He Power/Cogeneration

*Fact sheets prepared by the American Pe
and the American Chemistry Council. Use*

### *Additional Information*

- House and Senate Confer
- API on Energy Issues
- House Bill text: Energy Ac
- Alliance for Energy and Ec http://www.yourenergyfutu
- American Chemistry Coun http://www.americanchem

http://www.api.org


Civil Justice Refo

### *Texas Activity*

**Omnibus Civil Justice Reform Bill**
This spring numerous ExxonMobil employees and retirees in Texas made the choice to be active civic participants by writing or calling their state senators regarding civil justice reform. Their efforts had an impact – the Texas Omnibus Civil Justice Reform Bill was enacted into law in June. This bill has been cited as the most comprehensive tort reform in the United States. It is touted as model legislation for states in crisis because of junk lawsuits and soaring medical costs.

Update: On Saturday, September 13, 2003, Texas voters approved Proposition 12 by a margin of 51% to 49%. The constitutional amendment allows the Texas Legislature to limit noneconomic damages in civil cases. Economic damages are not impacted. Full details>>

Detailed results of the vote on Proposition 12 were as follows:

| Vote | Number | Percent |
|---|---|---|
| In Favor: | 750,810 | 51.12% |
| Opposed: | 717,805 | 48.88% |
| **Total Votes Cast:** | **1,468,615** | **12.20% Statewide Turnout** |

*Additional Information*

- Yes on 12
  http://www.yeson12.org
- HB 4 Details
- HB 4 Text

**SB 496 Asbestos Claims**
SB 496 is aimed at separating impaired and unimpaired claims and assuring that people who are truly injured receive just compensation in a timely manner. Full details>>

### *Federal Activity*

**Class Action Fairness Act of 20**
The U.S. House Judiciary Commi
the Class Action Fairness Act (HF
consumers and businesses by cu
lawsuits filed by class action trial
details>>

*Additional Information*

- HR 1115 / S 274 "The Cla
  Fairness Act"
- American Tort Reform As
  http://www.atra.org
- U.S. Chamber of Commer
  http://www.uschamber.cor
  government/issues/reform
  classaction.htm
- Momentum Rising for Pro-
  partisan Legislation
  Read U.S. Chamber of Co

**U.S. Chamber Applauds Lawma
Action**
Sen. Orrin Hatch (R-UT) has prop
promises to expedite payments, t
sickest victims, and create structu
guidelines in the currently unman
of asbestos lawsuits. Full details>

## Political Action Committee

ExxonMobil PAC gives eligible employees and shareholders who are U.S. citizens the opportunity to join one another in financially supporting candidates for public office at the federal level in the United States. ExxonMobil PAC also provides contributions to state candidates in Texas and Wyoming. As permitted by law, ExxonMobil Corporation provides administrative support to the ExxonMobil PAC by paying its operating costs so that 100 percent of the contributions may be used to support candidates.

Decisions about whether or not to participate in the ExxonMobil PAC are completely voluntary and have no effect upon career advancement or salary treatment. The ExxonMobil PAC Treasurer, an employee of the Bank of New York, holds contributions in confidence to the extent permitted by federal election laws. The Treasurer is required by law to report to the Federal Election Commission the name, address, occupation, employer and year-to-date total of all contributions for individuals whose contributions exceed $200 in a calendar year. These reports are a matter of public record.

ExxonMobil PAC contributions are not deductible as charitable contributions for federal income tax purposes.

## ExxonMobil Political Contributions Placed in Perspective

Recent media reports suggesting decisions by the Bush Administration have been influenced by political donations made by our company ($489,000) and employee Political Action Committee ($745.700) simply does not stand to reason. Compare this level of giving to the total of over $1.6 billion that was spent supporting/opposing the election of the President ($638 million) and members of Congress ($1 billion). It would be equally beyond reason to suggest that future decisions by the new Democrats' majority in the US Senate are a "pay back" for contributions made by the American Federation of State, County and Municipal Employees ($8 million), Service Employees International Union ($6 million), Association of Trial Lawyers ($4 million), or the Bank of America ($3 million).



ExxonMobil Political Contributions Placed In Perspective

Let's separate fact from myth about ExxonMobil's political contributions. This memo shows that false, but clever, sound bites have been used by certain special interest groups and politicians to polarize the debate about various energy-related issues and promote their own agenda.

The reality is that federal election laws prohibit companies from making federal campaign contributions. Under the law, corporations can only contribute to the non-federal accounts of national political parties. ExxonMobil, like many other companies, private citizens, associations and advocacy groups made political donations to the major parties during the 1999 - 2000 U.S. election period. In addition, ExxonMobil employees through our Political Action Committee made contributions to candidates for federal office. But, these contributions were only a small fraction of the total 2000 election-related expenditures.

Consider and share these facts as you answer questions about ExxonMobil's political contributions during the 1999-2000 election period.

Only contributions from private citizens can be used to communicate with voters to influence federal elections. At ExxonMobil, a number of employees voluntarily participate in our Political Action Committee (PAC). PACs are authorized by federal law to solicit voluntary contributions from employees and shareholders for the purpose of providing financial support to individual candidates. Employees can earmark all or part of their contributions to go to particular candidates. Labor unions, associations and advocacy groups are also authorized to solicit contributions from their members for the same purpose. PACs bring millions of people into the political process that might never be involved otherwise. The ExxonMobil PAC enhances the effectiveness of our employees by pooling their financial resources to support candidates that share common views and goals. PACs are limited by law to making relatively small contributions to individual candidates ($5000 or less per election).

In 1999-2000 election cycle, the ExxonMobil PAC contributed $745,670 to candidates for national office with $739,985 going to congressional candidates. Only $5,285 was earmarked by employees to the Bush Presidential Campaign and $400 to the Gore Presidential Campaign. Compare this to Federal Election Commission (FEC) records that indicate over $1.6 billion was spent supporting/opposing the election of our President ($638 million) and members of Congress ($1,047 million).

ExxonMobil corporate donations to the non-federal accounts of national political parties (i.e. so-called "soft" money) totaled $489,000 during the election cycle. This is a small fraction of the total $495 million contributed to this fund by corporations, unions, advocacy groups and private citizens.

According to Political Money Line (an independent organization that publishes data based on FEC reports), ExxonMobil political party and PAC contributions ranked 153rd among the soft money contributors and 176th among PAC disbursements. The Mobil PAC, which was terminated as a result of the merger, was ranked at 350 on the Political Money Line list.

Federally Reported Contributions of Select Organizations*

$8.4M American Federation of State, County & Municipal Employees
$6.0M Service Employees International Union
$4.6M United Brotherhood of Carpenters & Joiners
$4.1M AT&T
$4.1M International Brotherhood of Electrical Workers
$3.8M Communications Workers of America Union
$3.6M Association of Trial Lawyers
$3.4M Bank of America
$3.4M Lockheed Martin

$2.7M Machinist & Aerospace Workers Union
$2.6M Laborers' International Union
$2.5M Sheet Metal Workers International Union
$2.4M Microsoft
$1.8M AFL-CIO
$1.4M Enron
$1.5M Boeing
$1.2M BP-Amoco
$1.2M ExxonMobil
$1.0M Chevron
$0.9M Koch
$0.8M Marathon
$0.5M Entergy
$0.3M Sierra Club
$0.1M Shell

* Included are FEC reported Political Action Committee candidate contributions (Republican and Democrat) and national party contributions. From Political Money Line at www.tray.com.

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**Q. What is a PAC?**

A. Political Action Committees (PACs) are authorized by federal law, which permits corporations to solicit funds from employees and shareholders for the purpose of providing financial support to political candidates. Labor unions and associations are also authorized to solicit contributions from their members for the same purpose. PACs bring millions of people into the political process that might never be involved otherwise.

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**Q. Why not use corporate funds for candidate contributions?**

A. Federal law and the laws of many states prohibit corporations and labor unions from using general corporate funds for candidate contributions.

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**Q. What is ExxonMobil PAC?**

A. The Exxon Corporation Political Action Committee (EXPAC) was formed in 1980. Its name was changed to ExxonMobil PAC in December 1999 to reflect the merger of the two Corporations. ExxonMobil PAC provides financial assistance to qualified candidates who support the common interest of ExxonMobil employees and retirees as well as the Corporation.

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**Q. What happened to MobilPAC?**

A. MobilPAC terminated and its remaining funds were transferred to ExxonMobil PAC.
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**Q. Who contributes to ExxonMobil PAC?**

A. The Corporation annually solicits contributions from eligible employees who have policymaking, managerial, professional or supervisory responsibilities and who are U.S. citizens. In addition, retirees who are U.S. citizens and own shares of ExxonMobil stock are also solicited.
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**Q. Who are eligible employees for participation in the ExxonMobil PAC?**

A. The Federal Election Commission (FEC) authorizes the PAC to solicit contributions from the corporation's executive and administrative personnel, stockholders and the families of these two groups. The FEC defines executive and administrative personnel as those employees who are paid on a salary basis and who have policymaking, managerial, professional or supervisory responsibilities.
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**Q. How are candidates selected?**

A. Most participants permit their contributions to be disbursed to candidates by an eight-member Contributions Committee drawn from the Corporation and the Upstream, Downstream and Chemical business lines. Contributions
disbursed at the direction of the PAC Contributions Committee are termed "discretionary contributions".

A smaller number of participants prefer that their contributions be given in their name to specific candidates for President, U.S. Senate, or U.S. House of Representatives. These are termed "earmarked contributions." About three percent of ExxonMobil PAC contributions during 1999 were directed to candidates designate by employees and retire shareholders. Designated contributions can only be made by check.
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**Q. Are PACs regulated?**

A. The law authorizing PACs was intended to close the door on back-room politics and open campaign financing to full public view. PACs must file periodic reports with the Federal Election Commission (FEC) to show where they got their funds and how the funds were used. Voters can find out exactly who provides financial backing for candidates.

Individuals can contribute up to $5000 per year to a PAC. PACs are limited to giving $5000 per candidate per election. Primaries, special and general elections, and runoffs are considered separate elections.
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**Q. Does the ExxonMobil PAC contribute to state candidates?**

A. Over 90 percent of ExxonMobil PAC funds go to candidates for federal office. The balance goes to candidates for governor, lieutenant governor, attorney general and state legislature in Texas and Wyoming where direct corporate contributions are prohibited. ExxonMobil uses corporate funds for candidate contributions in some other states where it is legal to do so.

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**Q. Are any contributions used to pay ExxonMobil PACs administrative expenses?**

A. No. ExxonMobil pays for the expenses incurred in organizing and running ExxonMobil PAC as permitted by federal law. Every dollar contributed is used to make contributions to candidates.

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**Q. Is participation in ExxonMobil PAC voluntary?**

A. ExxonMobil PAC is totally voluntary and confidential to the extent permitted by law. The decision to participate or not participate has no career or salary affect.

ExxonMobil PAC's financial records are maintained by an independent third party, and employee of Bank of New York in Houston, who serves as Treasurer and files reports of receipts and expenditures with various government offices as required by law. These procedures are designed to prevent any ExxonMobil employee, except for a few involved with payroll withholding, from obtaining knowledge from ExxonMobil sources as to whether an employee has given to the PAC.

The Treasurer is required by law to provide the FEC with the name, address, occupation, employer, and year-to-date total of all contributions for individuals whose contributions exceed $200 in a calendar year. These reports are a matter of public record.

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**Q. Are ExxonMobil PAC contributions deductible for tax purposes?**

A. No. Contributions to ExxonMobil PAC are not deductible as charitable contributions.

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**Q. Why do employees participate?**

A. Government actions significantly impact our personal and professoinal lives as well as ExxonMobil's operations and investment opportunities in the United States and overseas. We should be full participants in the political process if we want governmental decisions to reflect our needs and interests.

# 2001 - 2002 Election Cycle Highlights

- ExxonMobil PAC receipts totaled over $606,000 during the election cycle.
- The ExxonMobil PAC Contributions Committee approved disbursement of $758,700 to 225 congressional candidates. Contributions averaging $6,800 were given to 29 Senate candidates, while the average contribution for the 196 House candidates supported was $2,900.
- More than 85 percent of the congressional candidates receiving funds approved by the ExxonMobil Contributions Committee were elected.
- The ExxonMobil Texas PAC received $70,000 to support candidates for lieutenant governor, attorney general and the state legislature. An additional $14,600 was contributed to state candidates in Wyoming.
- ExxonMobil PAC contributors earmarked $14,425 to congressional or presidential candidates.

# Statement of Receipts and Disbursements

| | | |
|---|---|---|
| ExxonMobil PAC Fund Balance - January 1, 2001 | | $328,559.30 |
| ***Receipts:*** | | |
| Employee and retiree contributions | | |
| Undesignated | $582,112.41 | |
| Earmarked to specific candidate | 13,925.00 | |
| Contributions returned by candidates | 8,500.00 | |
| Interest earned | 1,512.76 | |
| Transfer from Mobil PAC | 36.97 | |
| Total receipts | $606,087.14 | |
| ***Disbursements:*** | | |
| Federal candidates | | |
| Approved by Contributions Committee | $758,700.00 | |
| Earmarked by contributor | $14,425.00 | |
| State candidates | | |
| Wyoming candidates | 14,600.00 | |
| ExxonMobil Texas PAC | 70,000.00 | |
| Refunds to contributors | 130.50 | |
| Total disbursements | $857,855.50 | |
| ExxonMobil PAC Fund Balance - January 1, 2003 | | $76,790.94 |

# FEDERAL CANDIDATE SUPPORT

| State/District | Candidate/Party | Total Amount /$ | Type | Won/Lost |
|---|---|---|---|---|
| **Alabama** | | | | |
| 01 | Jo Bonner (R) | 2,000 | Open | Won |
| 03 | Michael Rogers (R) | 5,000 | Open | Won |
| 04 | Robert Aderholt (R) | 2,000 | Incumbent | Won |
| 05 | Bud Cramer (D) | 2,000 | Incumbent | Won |
| Senate | Jeff Sessions (R) | 7,000 | Incumbent | Won |
| **Alaska** | | | | |
| AL | Don Young (R) | 5,000 | Incumbent | Won |
| Senate | Ted Stevens (R) | 5,000 | Incumbent | Won |
| **Arkansas** | | | | |
| Senate | Tim Hutchinson (R) | 10,000 | Incumbent | Lost |
| **Arizona** | | | | |
| 01 | Rick Renzi (R) | 5,000 | Open | Won |
| 03 | John Shadegg (R) | 1,000 | Incumbent | Won |
| 05 | J. D. Hayworth (R) | 1,000 | Incumbent | Won |
| 06 | Jeff Flake (R) | 500 | Incumbent | Won |
| 08 | Jim Kolbe (R) | 2,000 | Incumbent | Won |
| **California** | | | | |
| 03 | Doug Ose (R) | 5,000 | Incumbent | Won |
| 04 | John Doolittle (R) | 2,000 | Incumbent | Won |
| 11 | Richard Pombo (R) | 1,000 | Incumbent | Won |
| 18 | Dick Monteith (R) | 5,000 | Open | Lost |
| 19 | George Radanovich (R) | 2,000 | Incumbent | Won |
| 20 | Calvin Dooley (D) | 1,100 | Incumbent | Won |
| 21 | Devin Nunes (R) | 5,000 | Open | Won |
| 22 | Bill Thomas (R) | 3,000 | Incumbent | Won |
| 24 | Elton Gallegly (R) | 2,000 | Incumbent | Won |
| 40 | Ed Royce (R) | 2,000 | Incumbent | Won |
| 41 | Jerry Lewis (R) | 1,000 | Incumbent | Won |
| 44 | Ken Calvert (R) | 2,000 | Incumbent | Won |
| 45 | Mary Bono (R) | 2,500 | Incumbent | Won |
| 46 | Dana Rohrabacher (R) | 1,000 | Incumbent | Won |
| 48 | Christopher Cox (R) | 1,000 | Incumbent | Won |
| 49 | Darrell Issa (R) | 1,000 | Incumbent | Won |
| **Colorado** | | | | |
| 04 | Marilyn Musgrave (R) | 5,000 | Open | Won |
| 06 | Tom Tancredo (R) | 2,000 | Incumbent | Won |
| 07 | Bob Beauprez (R) | 5,000 | Open | Won |
| Senate | Wayne Allard (R) | 10,000 | Incumbent | Won |
| **Connecticut** | | | | |
| 02 | Robert Simmons (R) | 6,000 | Incumbent | Won |
| 05 | Nancy Johnson (R) | 8,000 | Incumbent | Won |

| State/District | Candidate/Party | Total Amount /$ | Type | Won/Lost |
|---|---|---|---|---|
| **Florida** | | | | |
| 05 | Ginny Brown-Waite (R) | 7,500 | Challenger | Won |
| 07 | John Mica (R) | 3,000 | Incumbent | Won |
| 08 | Ric Keller (R) | 1,000 | Incumbent | Won |
| 09 | Michael Bilirakis (R) | 1,000 | Incumbent | Won |
| 12 | Adam Putman (R) | 1,000 | Incumbent | Won |
| 13 | Katherine Harris (R) | 3,000 | Open | Won |
| 16 | Mark Foley (R) | 1,000 | Incumbent | Won |
| 22 | Clay Shaw (R) | 3,500 | Incumbent | Won |
| 24 | Tom Feeney (R) | 2,500 | Open | Won |
| 25 | Mario Diaz-Balart (R) | 1,000 | Open | Won |
| **Georgia** | | | | |
| 03 | Calder Clay (R) | 3,500 | Open | Lost |
| 04 | Denise Majette (D) | 1,000 | Open | Won |
| 10 | Nathan Deal (R) | 1,000 | Open | Won |
| 11 | Phil Gingrey (R) | 5,000 | Open | Won |
| 12 | Max Burns (R) | 2,500 | Open | Won |
| 13 | Greg Hecht (D) | 2,500 | Open | Lost |
| Senate | Saxby Chambliss (R) | 10,000 | Challenger | Won |
| **Idaho** | | | | |
| 01 | Butch Otter (R) | 2,000 | Incumbent | Won |
| 02 | Michael Simpson (R) | 1,000 | Incumbent | Won |
| Senate | Larry Craig (R) | 6,000 | Incumbent | Won |
| **Illinois** | | | | |
| 08 | Philip Crane (R) | 1,000 | Incumbent | Won |
| 10 | Mark Kirk (R) | 2,000 | Incumbent | Won |
| 11 | Jerry Weller (R) | 3,000 | Incumbent | Won |
| 13 | Judy Biggert (R) | 1,000 | Incumbent | Won |
| 14 | J. Dennis Hastert (R) | 4,000 | Incumbent | Won |
| 19 | John Shimkus (R) | 3,500 | Incumbent | Won |
| **Indiana** | | | | |
| 02 | Chris Chocola (R) | 5,000 | Open | Won |
| 04 | Steve Buyer (R) | 2,000 | Incumbent | Won |
| 05 | Dan Burton (R) | 1,000 | Incumbent | Won |
| 06 | Mike Pence (R) | 2,000 | Incumbent | Won |
| 07 | Brose McVey (R) | 4,000 | Incumbent | Lost |
| **Iowa** | | | | |
| 01 | Jim Nussle (R) | 7,000 | Incumbent | Won |
| 02 | Jim Leach (R) | 2,000 | Incumbent | Won |
| 03 | Stan Thompson (R) | 3,500 | Incumbent | Lost |
| 04 | Tom Latham (R) | 4,500 | Incumbent | Won |
| 05 | Steve King (R) | 1,000 | Open | Won |
| Senate | Greg Ganske (R) | 8,000 | Challenger | Lost |

| State/District | Candidate/Party | Total Amount /$ | Type | Won/Lost |
|---|---|---|---|---|
| Kansas | | | | |
| 01 | Jerry Moran (R) | 1,000 | Incumbent | Won |
| 02 | Jim Ryun (R) | 1,000 | Incumbent | Won |
| 03 | Adam Taff (R) | 5,000 | Challenger | Lost |
| 04 | Todd Tiahrt (R) | 1,500 | Incumbent | Won |
| Senate | Pat Roberts (R) | 4,000 | Incumbent | Won |
| Kentucky | | | | |
| 01 | Ed Whitfield (R) | 2,000 | Incumbent | Won |
| 03 | Ann Northup (R) | 7,000 | Incumbent | Won |
| 04 | Ken Lucas (D) | 2,500 | Incumbent | Won |
| 05 | Hal Rogers (R) | 1,000 | Incumbent | Won |
| Senate | Mitch McConnell (R) | 4,000 | Incumbent | Won |
| Louisiana | | | | |
| 01 | David Vitter (R) | 1,000 | Incumbent | Won |
| 02 | William Jefferson (D) | 2,500 | Incumbent | Won |
| 03 | Billy Tauzin (R) | 4,200 | Incumbent | Won |
| 04 | Jim McCrery (R) | 3,000 | Incumbent | Won |
| 05 | Lee Fletcher (R) | 2,500 | Open | Lost |
| 06 | Richard Baker (R) | 1,000 | | |
| Incumbent | Won | | | |
| 07 | Chris John (D) | 4,000 | Incumbent | Won |
| Senate | Mary Landrieu (D) | 10,000 | Incumbent | Won |
| Senate | John Breaux (D) | 1,200 | Incumbent | 2004 |
| Maine | | | | |
| 02 | Kevin Raye (R) | 5,000 | Open | Lost |
| Senate | Susan Collins (R) | 10,000 | Incumbent | Won |
| Maryland | | | | |
| 02 | Helen Bentley (R) | 5,000 | Open | Lost |
| | Robert Ehrlich (R) | 750 | Withdrew | N/A |
| 08 | Connie Morella (R) | 10,000 | Incumbent | Lost |
| Michigan | | | | |
| 06 | Fred Upton (R) | 2,000 | Incumbent | Won |
| 08 | Mike Rogers (R) | 3,000 | Incumbent | Won |
| 09 | Joe Knollenberg (R) | 3,000 | Incumbent | Won |
| 10 | Candice Miller (R) | 4,000 | Open | Won |
| 11 | Thaddeus McCotter (R) | 2,500 | Open | Won |
| 15 | John Dingell (D) | 5,000 | Incumbent | Won |
| Minnesota | | | | |
| 02 | John Kline (R) | 5,000 | Challenger | Won |
| 06 | Mark Kennedy (R) | 2,000 | Incumbent | Won |
| Senate | Norm Coleman (R) | 10,000 | Challenger | Won |

| State/District | Candidate/Party | Total Amount /$ | Type | Won/Lost |
|---|---|---|---|---|
| Mississippi | | | | |
| 01 | Roger Wicker (R) | 2,000 | Incumbent | Won |
| 03 | Chip Pickering (R) | 7,500 | Open | Won |
| Senate | Thad Cochran (R) | 3,000 | Incumbent | Won |
| Missouri | | | | |
| 02 | Todd Akin (R) | 1,000 | Incumbent | Won |
| 06 | Sam Graves (R) | 2,000 | Incumbent | Won |
| 07 | Roy Blunt (R) | 5,000 | Incumbent | Won |
| 08 | Jo Ann Emerson (R) | 3,000 | Incumbent | Won |
| Senate | Jim Talent (R) | 10,000 | Challenger | Won |
| Montana | | | | |
| AL | Dennis Rehberg (R) | 3,500 | Incumbent | Won |
| Senate | Max Baucus (D) | 5,000 | Incumbent | Won |
| Nebraska | | | | |
| 01 | Doug Bereuter (R) | 1,000 | Incumbent | Won |
| 02 | Lee Terry (R) | 2,000 | Incumbent | Won |
| Senate | Chuck Hagel | 6,000 | Incumbent | Won |
| Nevada | | | | |
| 01 | Lynette Boggs McDonald (R) | 2,500 | Challenger | Lost |
| 02 | Jim Gibbons (R) | 1,000 | Incumbent | Won |
| 03 | Jon Porter (R) | 5,000 | Open | Won |
| New Hamphire | | | | |
| 01 | Jeb Bradley (R) | 5,000 | Open | Won |
| 01 | John Sununu (R) | 5,000 | Withdrew | N/A |
| 02 | Charles Bass (R) | 3,500 | Incumbent | Won |
| Senate | John Sununu (R) | 5,000 | Open | Won |
| New Jersey | | | | |
| 04 | Mary Brennan (D) | 200 | Challenger | Lost |
| 05 | Scott Garrett (R) | 5,000 | Open | Won |
| 07 | Mike Ferguson (R) | 3,000 | Incumbent | Won |
| 11 | Rodney Frelinghuysen (R) | 1,000 | Incumbent | Won |
| 12 | Rush Holt (D) | 200 | Incumbent | Won |
| Senate | Doug Forrester (R) | 5,000 | Open | Lost |
| Senate | Robert Torricelli (D) | 100 | Withdrew | N/A |
| New Mexico | | | | |
| 01 | Heather Wilson (R) | 10,000 | Incumbent | Won |
| 02 | Steve Pearce (R) | 5,000 | Open | Won |
| Senate | Pete Domenici (R) | 6,000 | Incumbent | Won |

| State/District | Candidate/Party | Total Amount /$ | Type | Won/Lost |
|---|---|---|---|---|
| New York | | | | |
| 01 | Felix Grucci (R) | 4,000 | Incumbent | Lost |
| 02 | Joseph Finley (R) | 2,000 | Challenger | Lost |
| 06 | Gregory Meeks (D) | 1,500 | Incumbent | Won |
| 13 | Vito Fossella (R) | 1,000 | Incumbent | Won |
| 19 | Sue Kelly (R) | 2,000 | Incumbent | Won |
| 20 | John Sweeney (R) | 500 | Incumbent | Won |
| 25 | Jim Walsh (R) | 1,000 | Incumbent | Won |
| 29 | Amo Houghton (R) | 2,000 | Incumbent | Won |
| Senate | Hillary Rodham Clinton (D) | 600 | Incumbent | 2006 |
| North Carolina | | | | |
| 03 | Walter Jones (R) | 2,000 | Incumbent | Won |
| 05 | Richard Burr (R) | 1,000 | Incumbent | Won |
| 08 | Robin Hayes (R) | 7,000 | Incumbent | Won |
| 09 | Sue Myrick (R) | 2,000 | Incumbent | Won |
| 10 | Cass Ballenger (R) | 1,000 | Incumbent | Won |
| 11 | Charles Taylor (R) | 1,000 | Incumbent | Won |
| 13 | Carolyn Grant (R) | 2,500 | Open | Lost |
| Senate | Elizabeth Dole (R) | 10,000 | Open | Won |
| North Dakota | | | | |
| AL | Rick Clayburgh (R) | 2,500 | Challenger | Lost |
| Ohio | | | | |
| 01 | Steve Chabot (R) | 1,000 | Incumbent | Won |
| 03 | Mike Turner (R) | 5,000 | Open | Won |
| 04 | Mike Oxley (R) | 1,000 | Incumbent | Won |
| 05 | Paul Gillmor (R) | 1,000 | Incumbent | Won |
| 07 | Dave Hobson (R) | 1,000 | Incumbent | Won |
| 11 | Stephanie Tubbs-Jones (D) | 100 | Incumbent | Won |
| 15 | Deborah Pryce (R) | 1,000 | Incumbent | Won |
| Oklahoma | | | | |
| 02 | Brad Carson (D) | 1,000 | Incumbent | Won |
| 03 | Frank Lucas (R) | 1,000 | Incumbent | Won |
| 03 | Wes Watkins (R) | 1,000 | Withdrew | N/A |
| 04 | Tom Cole (R) | 5,000 | Open | Won |
| 04 | J.C. Watts (R) | 3,800 | | |
| Withdrew | N/A | | | |
| 05 | Ernest Istook (R) | 1,000 | Incumbent | Won |
| Senate | James Inhofe (R) | 6,000 | Incumbent | Won |
| Oregon | | | | |
| 02 | Greg Walden (R) | 1,000 | Incumbent | Won |
| Senate | Gordon Smith (R) | 5,000 | Incumbent | Won |

| State/District | Candidate/Party | Total Amount /$ | Type | Won/Lost |
|---|---|---|---|---|
| Pennsylvania | | | | |
| 03 | Phil English (R) | 1,000 | Incumbent | Won |
| 04 | Melissa Hart (R) | 3,000 | Incumbent | Won |
| 06 | Jim Gerlach (R) | 5,000 | Open | Won |
| 07 | Curt Weldon (R) | 1,000 | Incumbent | Won |
| 09 | Bill Shuster (R) | 1,000 | Incumbent | Won |
| 10 | Don Sherwood (R) | 3,000 | Incumbent | Won |
| 13 | Melissa Brown (R) | 2,000 | Challenger | Lost |
| 15 | Pat Toomey (R) | 2,000 | Incumbent | Won |
| 16 | Joe Pitts (R) | 2,000 | Incumbent | Won |
| 17 | George Gekas (R) | 5,000 | Incumbent | Lost |
| 18 | Tim Murphy (R) | 2,000 | Open | Won |
| South Carolina | | | | |
| 03 | Gresham Barrett (R) | 1,000 | Open | Won |
| Senate | Lindsey Graham (R) | 10,000 | Open | Won |
| South Dakota | | | | |
| AL | Bill Janklow (R) | 5,000 | Open | Won |
| Senate | John Thune (R) | 10,000 | Challenger | Lost |
| Senate | Tom Daschle (D) | 25 | Incumbent | 2004 |
| Tennessee | | | | |
| 02 | John Duncan (R) | 1,000 | Incumbent | Won |
| 04 | Janice Bowling (R) | 2,500 | Open | Lost |
| 07 | Mark Norris (R) | 2,500 | Open | Lost |
| 07 | Marsha Blackburn (R) | 2,500 | Open | Won |
| Senate | Lamar Alexander (R) | 5,000 | Open | Won |
| Senate | Fred Thompson (R) | 2,000 | Withdrew | N/A |
| Texas | | | | |
| 01 | Max Sandlin (D) | 2,000 | Incumbent | Won |
| 03 | Sam Johnson (R) | 2,000 | Incumbent | Won |
| 04 | Ralph Hall (D) | 4,000 | Incumbent | Won |
| 05 | Jeb Hensarling (R) | 4,000 | Open | Won |
| 06Joe | Barton (R) | 5,000 | Incumbent | Won |
| 07 | John Culberson (R) | 1,100 | Incumbent | Won |
| 08 | Kevin Brady (R) | 1,300 | Incumbent | Won |
| 09 | Nick Lampson (D) | 3,500 | Incumbent | Won |
| 11 | Chet Edwards (D) | 2,000 | Incumbent | Won |
| 12 | Kay Granger (R) | 2,000 | Incumbent | Won |
| 14 | Ron Paul (R) | 150 | Incumbent | Won |
| 17 | Charles Stenholm (D) | 1,000 | Incumbent | Won |
| 18 | Sheila Jackson Lee (D) | 600 | Incumbent | Won |
| 21 | Lamar Smith (R) | 1,000 | Incumbent | Won |
| 22 | Tom DeLay (R) | 4,650 | Incumbent | Won |
| 23 | Henry Bonilla (R) | 2,000 | Incumbent | Won |
| 24 | Martin Frost (D) | 1,600 | Incumbent | Won |

| State/District | Candidate/Party | Total Amount /$ | Type | Won/Lost |
|---|---|---|---|---|
| Texas (continued) | | | | |
| 25 | Tom Reiser (R) | 2,100 | Open | Lost |
| 25 | Kenneth Edward Bentsen (D) | 500 | Withdrew | N/A |
| 26 | Michael Burgess (R) | 2,000 | Open | Won |
| 26 | Dick Armey (R) | 2,000 | Withdrew | N/A |
| 26 | Scott Armey (R) | 1,000 | Open | Lost Prim. |
| 29 | Gene Green (D) | 2,000 | Incumbent | Won |
| 30 | Eddie Bernice Johnson (D) | 250 | Incumbent | Won |
| 31 | John Carter (R) | 3,500 | Open | Won |
| 31 | Brad Barton (R) | 2,500 | Open | Lost Prim. |
| 32 | Pete Sessions (R) | 3,500 | Incumbent | Won |
| Senate | Phil Gramm (R) | 4,250 | Withdrew | N/A |
| Senate | Kenneth Edward Bentsen (D) | 25 | Open | Lost Prim. |
| Senate | Ron Kirk (D) | 1,400 | Open | Lost |
| Senate | Kay Bailey Hutchison (R) | 25 | Incumbent | 2006 |
| Utah | | | | |
| 01 | Rob Bishop (R) | 2,000 | Open | Won |
| 03 | Steve Cannon (R) | 500 | Incumbent | Won |
| Virginia | | | | |
| 01 | Jo Ann Davis (R) | 1,000 | Incumbent | Won |
| 02 | Ed Schrock (R) | 1,000 | Incumbent | Won |
| 04 | Randy Forbes (R) | 6,000 | Incumbent | Won |
| 05 | Virgil Goode (I) | 1,000 | Incumbent | Won |
| 07 | Eric Cantor (R) | 3,600 | Incumbent | Won |
| 09 | Rick Boucher (D) | 2,000 | Incumbent | Won |
| 11 | Tom Davis (R) | 2,000 | Incumbent | Won |
| Senate | John Warner (R) | 6,000 | Incumbent | Won |
| Washington | | | | |
| 05 | George Nethercutt (R) | 2,000 | Incumbent | Won |
| 08 | Jennifer B. Dunn (R) | 1,000 | Incumbent | Won |
| West Virginia | | | | |
| 02 | Shelly Moore Capito (R) | 6,000 | Incumbent | Won |
| Wisconsin | | | | |
| 01 | Paul Ryan (R) | 3,000 | Incumbent | Won |
| 05 | Jim Sensenbrenner, Jr. (R) | 1,000 | Incumbent | Won |
| 08 | Mark Green (R) | 1,000 | Incumbent | Won |
| Wyoming | | | | |
| AL | Barbara Cubin (R) | 3,000 | Incumbent | Won |
| Senate | Michael Enzi (R) | 4,000 | Incumbent | Won |
| President | George W. Bush | 300 | Incumbent | 2004 |

## News Releases & Media Statements

# Media Statement - Response to "The Stop ESSO Campaign" Allegation ExxonMobil Political Contributions



IRVING, Texas - July 10, 2001

- In the U.S., a corporation cannot make contributions to candidates running for national office. Applicable federal law does permit a corporation to make contributions to political parties. ExxonMobil, like many companies (including many European owned and based companies), made political donations to the major parties during the 1999 - 2000 U.S. election period.

- Individuals are permitted to make political contributions to candidates for political office. A number of ExxonMobil employees choose to participate in our Political Action Committee (PAC). PACs are authorized by federal law to solicit voluntary contributions from employees and shareholders for the purpose of providing financial support to individual candidates. Employees can earmark all or part of their contributions to go to particular candidates. Labor unions, associations and advocacy groups are also authorized to solicit contributions from their members for the same purpose. PACs bring millions of people into the political process that might never be involved otherwise. The ExxonMobil PAC enhances the effectiveness of our employees by pooling their financial resources to support candidates that share common views and goals. PACs are limited by law to making relatively small contributions to individual candidates ($5000 or less per election).

- In 1999 - 2000, the ExxonMobil PAC contributed $745,670 to candidates for national office with $739,985 going to congressional candidates. Only $5,285 was earmarked by employees to the Bush Presidential Campaign and $400 to the Gore Presidential Campaign.

- ExxonMobil corporate donations were only designated to the non-federal accounts of national political parties (i.e. so-called "soft" money). These funds are used to support state and local election activities such as voter education and get-out-the-vote campaigns. Our soft money contributions totaled $489,000 in 1999 - 2000.

- Contributions are reported to the Federal Election Commission (FEC) and comply with all applicable laws and regulations. Under federal law, corporations can not contribute to federal elections.

- Our total contributions are a relatively small fraction of the money raised by the parties and candidates. ExxonMobil is not among the top political party or PAC contributors. According to Political Money Line (an independent organization that publishes data based on FEC reports), ExxonMobil does not rank among the top 100 political party or PAC contributors. ExxonMobil political party and PAC contributions ranked 153rd among the soft money contributors and 176th among PAC disbursements. The Mobil

PAC, which was terminated as a result of the merger, was ranked at 350 on the Political Money Line list.

- To put ExxonMobil's PAC and political party contributions into perspective, we list a sampling of other organizations total political contributions in the 1999-2000 election cycle:

  $8.4M American Federation of State, County & Municipal Employees
  $4.1M International Brotherhood of Electrical Workers
  $3.6M Association of Trial Lawyers
  $3.4M Lockheed Martin
  $1.8M AFL-CIO
  $1.4M Enron
  $1.5M Boeing
  $1.2M ExxonMobil
  $1.2M BP-Amoco
  $1.0M Chevron
  $0.3M Sierra Club
  $0.1M Shell

- Further information on contributions to the most recent U.S. elections can be found in the following references:

- Political Money Line can be found at http://www.tray.com

- The Political Money Line PAC disbursement list can be found at http://www.tray.com/cgi-win/x_ps.exe?DoFn=

- The Political Money Line soft money contribution list can be found at http://media.politicalmoneyline.com

## News Releases & Media Statements



# Media Statement - ExxonMobil and its Political Contributions

IRVING, Texas - July 10, 2001

Like thousands of other companies in the States, ExxonMobil has formed a Political Action Committee (PAC) which is funded solely by voluntary contributions from employees. Suggestions that the Bush Administration decisions have been influenced by ExxonMobil political or PAC donations of $1.2 million (of which only $US 5,285 was contributed directly to Bush's election campaign) simply does not stand to reason compared to the total of over $1.6 billion that was raised for the Presidential and Congressional election. ExxonMobil's contributions were not among the top 150 for the last election and compare in size to other petroleum companies, including some based in Europe.

---

ExxonMobil News Media Desk: (972) 444-1107

**EXHIBIT 1**

SIERRA CLUB
FOUNDED 1892

RECEIVED
DEC 17 2003
P.T. MULVA

December 15, 2003

Via FedEx

Mr. Patrick T. Mulva
Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039-2298

Dear Mr. Mulva,

Enclosed, please find a shareholder resolution that the Sierra Club hereby submits under the SEC's Rule 14a(8). The Sierra Club has owned the requisite value for the requisite time period; intends to continue ownership of the requisite value through the forthcoming annual meeting in 2004; and stands prepared to present the resolution at the forthcoming shareholder meeting directly or through a designated agent. Enclosed, please also find a written statement from Deborah Gaylord, a Service Recovery Specialist at Charles Schwab & Co., our broker, verifying our continuous ownership of the requisite valued Exxon Mobil shares since November 2000.

The Sierra Club hereby requests that our name and address be included with the proposal in the 2004 proxy materials.

Please contact me, Larry Fahn, Sierra Club President, at 311 California Street, Suite 510, San Francisco, CA 94104, by telephone at (415) 391-3212 or by e-mail at larry.fahn@sierraclub.org, to let me know that you received our proposal.

Sincerely,

Larry Fahn
Sierra Club President

LF:kmt

Enclosures (2)

SHAREHOLDER RELATIONS
DEC 17 2003
NO. OF SHARES
DISTRIBUTION: PTM; WYW; DGH; SMD; FLR; REG; JEP; LKB.

SIERRA CLUB
FOUNDED 1892

# EXXON MOBIL SHAREHOLDER PROPOSAL FOR CAMPAIGN FINANCE DISCLOSURE REPORT

Resolved:
**We hereby request that Exxon Mobil Corporation (the "Company") prepare and submit to shareholders of the Company a separate report, updated annually, containing the following information:**

a. **Policies for political contributions made with corporate funds, political action committees sponsored by the Company, and employee political contributions solicited by senior executives of the Company. This shall include, but not be limited to, policies on contributions and donations to federal, state, and local political candidates, including any foreign candidates, political parties, political committees, elected officials and other political entities organized and operating under 26 U.S.C. Sec. 527;**
b. **An accounting of the Company's resources including property and personnel contributed or donated to any of the persons and organizations described above;**
c. **A business rationale for each of the Company's political contributions or donations; and**
d. **Identification of the person or persons in the Company who participated in making the decisions to contribute or donate.**

Supporting Statement:
Our company's voluntary contribution of company assets to political campaigns poses grave concerns for shareholders. We believe that the perception that government contracts or weakening of regulations are a reward for campaign contributions is not in the long-term best interests of our company or our country. We believe that reliance on government favor may also prove an uncertain future source of revenue. In addition, a shareholder with one political persuasion may object if her company is found to contribute to the campaign of candidates with dissonant persuasion. At the very least, we believe that investors will be served with full disclosure.

A case in point is the controversial role of energy companies, such as Exxon Mobil, in the formation of energy policy as part of the Cheney Energy Task Force under the current presidential administration. The White House has refused to make Task Force information available under the Freedom of Information Act not only to the Sierra Club and other non-profits, but also the General Accounting Office. According to the GAO, "The extent to which submissions from any of these stakeholders were solicited, influenced policy deliberations or were incorporated into the final report is not something that we can determine based on the limited information at our disposal," the GAO said. http://stacks.msnbc.com/news/957178.asp?0cv=CB10).

The GAOs final report confirmed that administration officials met with a procession of lobbyists and executives from the energy industry, including coal, nuclear, natural gas and electricity companies. (http://stacks.msnbc.com/news/957178.asp?0cv=CB10 According to one source dated June 16, 2002, "Exxon Mobil was the second largest campaign contributor, after Enron, in the current election cycle." http://www.thenation.com/capitalgames/index.mhtml?bid=3&pid=74

The Sierra Club continues to fight for full disclosure of how oil, nuclear and coal companies dictate the Administration's energy policy behind closed doors, according to Patrick Gallagher, Director of Environmental Law for the Sierra Club.

We believe full disclosure of our company's political efforts should be shared with investors.

For this reason we urge you to vote FOR this proposal.

charles SCHWAB

Chairman's Division/ Service Recovery
101 Montgomery Street San Francisco CA 94104

December 3, 2003

The Sierra Club Inc.
Attn: Hamilton Leong
85 2nd St. Fl 2
San Francisco, CA 94105

RE: Account # SF 8769-0836

Dear Mr. Leong:

I am writing at your request of December 3, 2003 to confirm the number of shares of Exxon Mobil (XOM) held in your account.

The Sierra Club purchased 32 shares of Exxon Mobil on 11/28/00, subsequently receiving an additional 32 shares from a stock split on 7/18/01. In addition, The Sierra Club received 3 shares 7/18/01, 2 shares 11/16/02 and bought an additional 39 shares on 6/25/03. The Sierra Club has continuously held 64 shares since 7/18/01.

Please feel free to call me at (602) 355-3476 should you have any further questions or concerns.

Sincerely,

Deborah Gaylord
Service Recovery Specialist
Charles Schwab & Co. Inc.,

**Exxon Mobil Corporation**
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

**Patrick T. Mulva**
Vice President, Investor Relations
and Secretary

ExxonMobil

December 18, 2003

VIA UPS - OVERNIGHT DELIVERY

Mr. Larry Fahn
President
Sierra Club
85 Second Street, Second Floor
San Francisco, CA 94105-3441

Dear Mr. Fahn:

This will acknowledge receipt of the proposal concerning a political contributions report, which you have submitted on behalf of the Sierra Club in connection with ExxonMobil's 2004 annual meeting of shareholders.

Rule 14a-8(b)(1) (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Your proposal was received in our office on December 17, 2003. The letter you enclosed from Charles Schwab is dated December 3 and therefore fails to demonstrate your eligibility as required by Rule 14a-8(b)(2)(i). Also, the verification of ownership must be submitted by the record holder of the securities. We are not able to verify from our transfer agent's records that Charles Schwab is a record holder of securities for the benefit of the Sierra Club. Therefore, your response should include evidence documenting that Charles Schwab is in fact the record holder of your securities or appropriate documentation from the actual holder of record. **Your response adequately correcting these problems must be postmarked, or transmitted electronically, to us no later than 14 days from the date you receive this notification.**

You should note that, if your proposal is not withdrawn or excluded, you or a representative, who is qualified under New Jersey law to present the proposal on your behalf, must attend the annual meeting in person to present the proposal.

We are interested in discussing this proposal with you and will contact you in the near future to begin a dialogue.

Sincerely,

Enclosure

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SHAREHOLDER PROPOSALS

RULE 14a.8

**Rule §240.14a-8. Shareholder Proposals**

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

**(a) Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

**(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

**(c) Question 3: How many proposals may I submit?**
**Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.**

**(d) Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

**(e) Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

**(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

**(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

**(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

**(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper Under State Law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

*Note to paragraph (i)(1):* Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

*(2) Violation of Law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

*(3) Violation of Proxy Rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

*(4) Personal Grievance; Special Interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

*(5) Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

*(6) Absence of Power/Authority:* If the company would lack the power or authority to implement the proposal;

*(7) Management Functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

*(8) Relates to Election:* If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

*(9) Conflicts with Company's Proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting; Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

*(10) Substantially Implemented:* If the company has already substantially implemented the proposal;

*(11) Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

*(12) Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

*(13) Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

**(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

**(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

**(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

**(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my *proposal, and I disagree with some of its statements?***

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.











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| 1. 1Z 751 05X 01 4486 311 7 Detail | Delivered | Delivered on: | Dec 19, 2003 9:19 A |
| | | Delivered to: | SAN FRANCISCO, C |
| | | Signed by: | RUSSELL |
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Tracking results provided by UPS: Dec 23, 2003 3:36 P.M. Eastern Time (USA)


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] FEDEX ☐ OTHER UPS Overnight DATE

] REGISTERED (INT'L) ☐ CERTIFIED (DOMESTIC) ☐ EXPRESS MAIL ☐ SATURDAY DELIVERY

'ROOF OF DELIVERY ☐ YES ☐ NO CHARGE CODE 6401

ROM (NAME/DEPARTMENT) D Lauman EXT. ROOM NO.

DDRESSED TO

Mr. Larry Fahn
President
Sierra Club
85 Second Street, Second Floor
San Francisco, CA 94105-3441

CONTACT

)NTENTS

TTER/PACKAGE NO. RECEIVED BY (CENTRAL MAILROOM) / DATE & TIME

AIL RECEIPT 130-209A

SIERRA CLUB
FOUNDED 1892

January 6, 2004

Patrick Mulva, Corporate Secretary
ExxonMobil Corporation
5959 Las Colinas Road Blvd.
Irving, Texas 75039-2298

Via Fax 972-444-1505 and U.S.Mail

Re: Sierra Club's ExxonMobil Shareholder Resolution

Dear Mr. Mulva,

I received your letter of December 18 on December 26, and noted that it was overnighted to an address other than the one indicated in my letter to you dated December 15. In response, I have obtained another letter from Charles Schwab and Co. Inc., bearing today's date, January 6, 2004, (copy enclosed) verifying that the ExxonMobil shares owned by the Sierra Club have indeed been held in the street name of Charles Schwab and Co. Inc. for the benefit of the Sierra Club, and that the 64 shares we currently hold have been held continuously since 7/18/01.

This should take care of the SEC Rule 14a-8 (b)(1) deficiencies you referenced in your letter. We look forward to having our resolution included in your 2004 annual meeting proxy materials.

Very Truly Yours

Larry Fahn

Larry Fahn,
Sierra Club President

SHAREHOLDER RELATIONS

JAN 0 6 2004

NO. OF SHARES_________
DISTRIBUTION: PTM; WYW; DGH; SMD; FLR; REG; JEP; LKB.

85 Second Street, Second Floor San Francisco, CA 94105-3441 TEL: [415] 977-5500 FAX: [415] 977-5799 www.sierra club.org

*charles* SCHWAB

Chairman's Division/ Service Recovery
101 Montgomery Street San Francisco CA 94104

January 6, 2004

The Sierra Club Inc.
Attn: Hamilton Leong
85 2nd St. Fl 2
San Francisco, CA 94105

RE: Account # SF 8769-0836

Dear Mr. Leong:

I am writing at your request of January 2, 2004 to confirm the number of shares of Exxon Mobil (XOM) held in the street name of Charles Schwab & Co., Inc. for the benefit of The Sierra Club Inc. account # SF 8769-0836.

The Sierra Club purchased 32 shares of Exxon Mobil on 11/28/00, subsequently receiving an additional 32 shares from a stock split on 7/18/01. In addition, The Sierra Club received 3 shares 7/18/01, 2 shares 11/06/02, bought 39 shares on 6/25/03 and received 17 shares 12/22/03. The Sierra Club has continuously held 64 shares since 7/18/01.

Please feel free to call me at (602) 355-3476 should you have any further questions or concerns.

Sincerely,

Deborah Gaylord
Service Recovery Specialist
Charles Schwab & Co. Inc.,

SIERRA
CLUB
FOUNDED 1892

March 2, 2004

**VIA Fax (202) 942-9582 and FedEx**

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

RE: Request by ExxonMobil Corporation to omit shareholder proposal submitted by the Sierra Club

Dear Madam/Sir,

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the Sierra Club submitted a shareholder proposal (the "Proposal") to ExxonMobil Corporation ("ExxonMobil" or the "Company"). The Proposal requests that ExxonMobil prepare and submit to shareholders of the Company a report containing (a) its policies governing its political contributions, (b) corporate resources contributed to specified persons and organizations, (c) the business rationale for each political contribution, and (d) the person or persons responsible for making decisions regarding each political contribution.

Enclosed please find ExxonMobil's letter dated January 20, 2004 (the "No Action Request"). ExxonMobil argues that the Proposal is excludable under Rule 14a-8(i)(10) as substantially implemented, Rule 14a-8(i)(11) as substantially duplicative, and Rule 14a-8(i)(7) as relating to ordinary business. The Sierra Club respectfully objects to ExxonMobil's interpretation of Securities Exchange Act of 1934 – Section 14 (a); Rule 14a-8 and finds each of these contentions to lack merit.

Proposal has not been substantially implemented.

ExxonMobil (the "Company") asserts that the Sierra Club's Shareholder Proposal for a Campaign Finance Disclosure Report has been substantially implemented because the information that the Sierra Club requests be included

85 Second Street, Second Floor San Francisco, CA 94105-3441 TEL: [415] 977-5500 FAX: [415] 977-5799 www.sierra club.org

in a report to shareholder is already public information, accessible on the company's Citizen Action Team website as well as via the Federal Election Commission. The Sierra Club was aware of the public availability of some of the requested information, as information cited in our supporting statement was obtained from the public domain.

The Sierra Club's shareholder proposal, however, does not request that the information be made public. The proposal requests that the Company **submit a report to shareholders**. While it is true that shareholders will be able to find some information about the company's political action committees if they go searching, we believe the information that we requested is of a nature so important that it must be provided to the shareholders, much as other proprietary information is provided to shareholders in the Company's annual report.

The premise of ExxonMobil's argument, we believe, is that the Company need not publish a report to shareholders because the information is obtainable. A report to shareholders, however, serves a separate purpose of giving shareholders the tools they need to make informed decisions about the future of the Company.

<u>Proposal does not substantially duplicate another proposal.</u>

The Company contends that the Sierra Club's resolution duplicates that of Ms. Evelyn Davis ("Davis"). While the full content of the Sierra Club's Resolved clause requests a report to shareholders, Davis' resolution does not, request any kind of report. However, the Company's No Action request writes, "The Davis proposal asks the company to avoid partisanship in the area of political contributions and to provide quarterly reports to shareholders of its avoidance of certain partisan activities". We find this to be a specious argument on the part of the Company, because the Resolved clauses - the binding component of each resolution - are substantially different. The Sierra Club's resolution does not ask the Company to avoid political nonpartisanship in the area of political contributions, rather it asks for a report to shareholders on its political activities so the shareholders can assess management's decisions. Furthermore, Davis' resolved statement does not ask the company to provide quarterly reports to shareholders, rather the "Reasons" section of Davis's proposal cites a newspaper article which reads, " And if the Company did not engage in any of the above practices, to disclose this to ALL shareholders in each quarterly report." The mention of a report in a quoted article does not equate to requesting ExxonMobil to submit a report to shareholders. Quite separately from requesting a report, Ms. Davis' proposal asks the company to avoid certain practices, including:

a. The handling of contribution cards of a single political party to an employee by a supervisor.

b. Requesting an employee to send a political contribution to an individual in the Corporation for a subsequent delivery as part of a group of contributions to a political party or fundraising committee.

c. Requesting an employee to issue personal checks blank as to payee for subsequent forwarding to a political party, committee or candidate.

d. Using supervisory meetings to announce that contribution cards of one party are available and that anyone desiring cards of a different party will be supplied one on request to his supervisor.

e. Placing a preponderance of contribution cards of any one party at mail station locations".

Requesting that the above-stated activities be refrained from, cannot, in our view, be construed as materially duplicated by the Sierra Club's proposal calling for a report to shareholders. The Sierra Club resolved statement requests that the Company prepare and submit to shareholders of the Company a separate report, updated annually, containing information regarding general political activities.

Proposal extends beyond ordinary business.

In Citigroup Inc. ("Citigroup") (January 27, 2004) and The Chubb Corporation ("Chubb") (January 27, 2004) the Staff found that Citigroup and Chubb could not exclude shareholder resolutions that request that the respective companies prepare and submit to shareholders a report, updated annually, containing the following:

a. Policies for political contributions made with corporate funds, political action committees sponsored by the Company, and employee political contributions solicited by senior executives of the Company. This shall include, but not be limited to, policies on contributions and donations to federal, state, and local political candidates, including any foreign candidates, political parties, political committees, elected officials and other political entities organized and operating under 26 U.S.C. Sec. 527;

b. An accounting of the Company's resources including property and personnel contributed or donated to any of the persons and organizations described above;

c. A business rationale for each of the Company's political contributions or donations; and

d. Identification of the person or persons in the Company who participated in making the decisions to contribute or donate.

The Sierra Club's resolution extends beyond ordinary business and into the realm of shareholder concern. Political Action Committee money influences national energy policy, though, as the General Accounting Office is quoted in our resolution's supporting statement, "The extent to which submissions from any of these stakeholders were solicited, influenced policy deliberations or were incorporated into the final report is not something that we can determine based on the limited information at our disposal". (http://stacks.msnbc.com/news/957178.asp?0cv=CB10)

As indicated by the above quote sourced from MSNBC.com, the mainstream press continues to cover campaign finance related issues with great interest. We believe it is self-evident that shareholder access to an internal campaign finance disclosure report cannot be dismissed as mundane and thereby excludable under Rule 14a-8(i)(7).

To conclude, ExxonMobil Corporation is not entitled to exclude the Proposal in reliance on Rule 14a-8(i)(10)(11)(7). If you have any questions, please contact Larry Fahn or Kate Truka at (415) 391-3246. For the purpose of expediency, and to avoid delayed responses in the future, please send all further correspondence to the following address, instead of the address listed on the letterhead:

**Larry Fahn**
**Sierra Club President**
**311 California Street, Suite 510**
**San Francisco, CA 94104**

The Sierra Club appreciates the opportunity to assist Staff in this matter. Thank you.

Very truly yours,

Kate Truka on behalf of Larry Fahn

Kate Truka (Assistant) on behalf of
Sierra Club President Larry Fahn

LF:kt

Enclosures (3):
ExxonMobil Corporation's No Action Request
The Sierra Club's Shareholder Proposal
Evelyn Davis' Shareholder Proposal

cc. James Earl Parsons
Counsel
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 5, 2004

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Exxon Mobil Corporation
Incoming letter dated January 20, 2004

The proposal requests that ExxonMobil prepare and submit to shareholders a report, updated annually, containing the following: (1) ExxonMobil's policies for political contributions made with corporate funds, political action committees sponsored by ExxonMobil, and employee political contributions solicited by senior executives of the company; (2) an accounting of ExxonMobil's political contributions; (3) a business rationale for each of ExxonMobil's political contributions; and (4) the identity of the person or persons involved in making decisions with respect to ExxonMobil's political contributions.

We are unable to concur in your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that ExxonMobil may omit the proposal from its proxy materials in reliance upon rule 14a-8(i)(7).

We are unable to concur in your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that ExxonMobil may omit the proposal from its proxy materials in reliance upon rule 14a-8(i)(10).

We are unable to concur in your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(11). Accordingly, we do not believe that ExxonMobil may omit the proposal from its proxy materials in reliance upon rule 14a-8(i)(11).

Sincerely,

John J. Mahon
Attorney-Advisor